Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Signs Prepaid Forward Gold Purchase Agreement

Vancouver, BC – August 19, 2010: Petaquilla Minerals Ltd (the “Company”) today announced that it has entered into a definitive Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), a major international bank with a large gold trading business. Subject to satisfaction of all closing conditions, Deutsche Bank will fund a US$45 million prepaid gold forward facility.

The facility is a forward contract to deliver 68,243 ounces of gold over a five year term. The schedule of gold payments is as follows: during the first eight (8) months of the term, 562 ounces per month; for the next eleven (11) months of the term, 1,125 ounces per month; for the next twenty-four (24) months, 1,503 ounces per month; for the final seventeen (17) months of the term, 900 ounces per month. The 68,243 ounces of gold that have been committed under this gold facility represent approximately 6.3% of the Company’s total gold resources at its wholly-owned Molejon Gold Project in Panama.

Certain components within the Agreement, such as gold pricing valuations, will be finalized at the time of prepayment, which is anticipated to occur on August 25, 2010. As such, a subsequent news release regarding the Agreement will be issued upon the date of prepayment with the minimum and maximum gold prices per ounce expressed. There is no interest payable to the bank during the term of the facility. The Company will pay upfront structuring and finders’ fees in the aggregate sum of US$2,250,000.

Richard Fifer, Chairman of the Board, commented, “We are very pleased to have entered into this gold forward facility with one of the world’s most reputable leaders in the global commodities market. This facility allows the Company and its shareholders to preserve the benefit of higher gold prices in the future”.

Execution of this gold linked facility constitutes the first phase of the Company’s strategy to completely redeem its outstanding notes, which will no longer be senior secured debt once the new facility is funded as agreed to by our existing note holders. The net proceeds of the facility will be used principally to redeem a portion of the Company’s outstanding notes plus any accrued interest up to the date of redemption, in the combined amount of approximately US$42 million.

Other leading international financial institutions have expressed interest and are currently assessing the potential of participating in the refinancing of the remaining portion of the Company’s notes. The Company is in the process of arranging for the complete redemption of its notes and will be updating shareholders when arrangements have been made.

The lower payments that will now be due to the Company’s note holders will allow for an increase in funds to be directed towards the exploration of the Oro Del Norte region where significant gold mineralization has been discovered as detailed in the Company’s news release of August 9, 2010, as well as increasing exploration efforts on the Company’s entire 842 square kilometres of concession lands. Engineering work on the heap leach project to harvest the low grade material will also now be accelerated.

The resource evaluations in this press release were prepared under the guidance of Mr. John Kapetas, P.Geo., a Qualified Person as defined by National Instrument 43-101 and Vice President Exploration & Resources Development for the Company.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.